

Mail Stop 7010

September 20, 2007

**via U.S. mail and facsimile**

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY  10004

> **RE:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Fiscal Year Ended November 24, 2006**
> **Filed February 6, 2007**
> **Form 10-Q for the Quarterly Period Ended February 23, 2007**
> **Filed April 4, 2007**
> **File No. 001-14965**

Dear Mr. Viniar:

We have limited our review of your filings to those issues we have addressed in our comments.  If you disagree with a comment, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended November 24, 2006

General

1. We note from the disclosures on pages 8 and 24 that you may have interests in what are commonly referred to as "subprime" residential mortgages.  Although there may be differing definitions of subprime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

- A rate above prime to borrowers who do not qualify for prime rate loans;
- Borrowers with low credit ratings (FICO scores);
- Interest-only or negative amortizing loans;
- Unconventionally high initial loan-to-value ratios;
- Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
- Borrowers with less than conventional documentation of their income and/or net assets;
- Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
- Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Based on your current public disclosures, it is possible that more clarity about your exposure to subprime loans could be helpful. Regardless of the materiality of your exposure, we respectfully request that you provide us with supplemental information about your involvement in sub-prime loans.

Preface your response by how you specifically define your subprime loans in practice. However, we ask that you consider the above definition, in general, as part of your response. In other words, we request that the information you provide be based, more or less, on the above definition. Where it does not, please provide specific guidance. Also, we may ask for information which may be difficult for you to provide on a timely basis. Please consider alternative information that may address the concern, at least in part, but which can be readily provided.

Please provide us with a comprehensive analysis of your exposure to subprime residential loans. In particular:

- Provide us with your risk management philosophy as it specifically relates to subprime loans. Please address:

  o Your origination policies;
  o The purchase and securitization of loans,
  o Investments in subprime mortgage-backed securities and;
  o Loans, commitments and investments in subprime lenders.

- Quantify your portfolio of subprime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for subprime definition (i.e., subject to payment increase, high LTV ratio, interest only, negative amortizing).

- Quantify the following regarding subprime residential mortgages. Explain how you define each category;

    o Non-performing loans;
    o Non-accrual loans;
    o The allowance for loan losses, and;
    o The most recent provision for loan losses.

- Quantify the principal amount and nature of any retained securitized interests in subprime residential mortgages.

- Quantify your investments in any securities backed by subprime mortgages.

- Quantify the current delinquencies in retained securitized subprime residential mortgages.

- Quantify any write-offs/impairments related to retained interests in subprime residential mortgages.

- Please address all involvement with special purpose entities and variable interest entities and quantify the subprime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.

- Quantify and describe any and all potential repurchase commitments you have regarding subprime residential mortgages.

- Quantify and describe any loans to, commitments in, or investments in subprime lenders. Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

- Quantify your revenues from involvement in subprime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Where we have asked you to quantify amounts as of a point in time, please do so as of the end of your last full fiscal year and as of the most recent date practicable. Where we have asked you to quantify amounts for a period, please provide this for the last three full fiscal years and any more recent period if practicable. If you believe that you have provided any of the information requested in public filings, please direct us to such disclosures.

The above list is not intended to be all encompassing. To the extent that you are aware of other asset quality or performance information, or other factors that provide material information about your involvement with subprime residential mortgage loans, please provide that information as well.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in subprime lending, is remote, please explain. If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement.

If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

<u>Note 6 – Contingencies, page 143</u>

2. As more fully discussed in Item 3 – Legal Proceedings on pages 30 to 42 of your filing, we note that you are involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of your business. We note your conclusion that the results of these proceedings, in the aggregate, may be material to your operating results for any particular period, depending, in part upon the operating results for such period. We have the following comments regarding your disclosures.

   - For each of the legal matters disclosed, please disclose the amount accrued pursuant to paragraph 8 of SFAS 5. Refer to paragraph 9 of SFAS 5.

   - As indicated in paragraph 10, if an exposure to loss exists in excess of amounts accrued pursuant to the provisions of paragraph 8, disclosure of the contingency is necessary where there is a least a reasonable possibility that a loss or additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. In this regard, we note your global statement that "Given the inherent difficultly of predicting the outcome of the firm's litigation and regulatory material, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where these is only a reasonable possibility that a loss may be incurred." Given the number of proceedings identified on pages 30 to 42 and the length of time some of those proceedings have been in process, it is unclear to us why the firm does not have the ability to provide the quantitative disclosures required by 10 of SFAS 5 for at least some of the proceedings.

Form 10-Q for the Quarterly Period ended February 23, 2007

Note 2. Significant Accounting Polices, page 7

3. We note that you adopted SFAS 157 and SFAS 159 as of the beginning of 2007. Please tell us the consideration given to providing all the disclosures required by paragraphs 15, 18 and 19 of SFAS 159 or confirm that you will provide those disclosures in future filings.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your response to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please submit your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3355.

Sincerely,


Terence O'Brien
Accounting Branch Chief